Current Interest Rate and Caps

Effective [XX/XX/XXXX - XX/XX/XXXX]

SYMETRA
RETIREMENT | BENEFITS | LIFE

Symetra Trek℠ Index-Linked Annuity

6 Year Surrender Charge Schedule

Crediting Method 1 Year Interest Term	Initial Cap				
	S&P 500® Index Point to Point Indexed Account	Russell 2000® Index Point to Point Indexed Account	NASDAQ-100® Index Point to Point Indexed Account	MSCI Emerging Markets Point to Point Indexed Account	PIMCO Equity Fusion™ Index Point to Point Indexed Account
Point to Point with 10% Buffer	[XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%
Point to Point with -10% Floor	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%]

Initial Interest Rate 1 Year Interest Term
Fixed Account
[XX.XX%]

The **Cap** is the maximum indexed interest that can be credited to the indexed account value. Actual indexed interest credited may be less than the cap, zero, or negative depending on the performance of the index you choose.

The **Buffer** provides protection against the first 10% of index losses for each interest term. Losses beyond 10% will reduce the indexed account value.

The **Floor** limits index losses to a maximum of 10% for each interest term. Losses of less than or equal to 10% will reduce the indexed account value.

If the index value falls for multiple years, the cumulative indexed account value may decline by more than the buffer or floor percentage.

Fixed Account Guaranteed Minimum Interest Rate and Guaranteed Minimum Indexed Interest Cap

The Fixed Account Guarauranteed Minimum Interest Rate is [XX.XX%]. The Guaranteed Minimum Indexed Interest Cap is [XX.XX%] while the surrender charge percentage exceeds 0% and [XX.XX%] thereafter.

Note about withdrawals

Each interest term, withdrawals of up to 15% of the contract value or the accumulated interest earned are free of surrender charges. Amounts in excess of the free withdrawal amount may be subject to a surrender charge based on a six-year decreasing surrender charge schedule of 9%, 8%, 7%, 6%, 5%, 4%, 0%.

The above rates are applicable for newly issued contracts only. These rates are current only as of the dates indicated above. New business rates are not guaranteed, and are subject to change at the discretion of the company.

Not a bank or credit union deposit, obligation or guarantee	May lose value
Not FDIC or NCUA/NCUSIF insured	Not insured by any federal government agency

ILA-1007 12/18

Securities are offered through Symetra Securities, Inc. (SSI). Symetra Trek is an individual single-premium deferred annuity contract with index-linked interest options issued by Symetra Life Insurance Company (SLIC). Contract form number is RSC- 0536 4/18 in most states. Not available in all U.S. states or any U.S. territory. SSI and SLIC are affiliates and are both located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004-5135. Each company is responsible for its own financial obligations. Annuity contracts have terms and limitations for keeping them in force. Contact your registered representative for complete details. Guarantees and benefits are subject to the claims-paying ability of Symetra Life Insurance Company. Symetra Trek has indexed accounts and a fixed account. Interest credited to the indexed accounts is affected by the value of outside indexes. Values based on the performance of any index are not guaranteed, and the contract value may decrease. The contract does not directly participate in any outside investment. Indexed interest is calculated and credited (if applicable) at the end of an annual interest term. Indexed interest may be positive, negative, or zero. Amounts withdrawn from the indexed account before the end of an annual interest term will not receive indexed interest for that term. Protection by the buffer and floor is only applied at the end of each interest term. Withdrawals made from the indexed account during the interest term, will not receive the protection of the buffer or the floor as it would at the end of the interest term. If the index value falls for multiple years, the cumulative indexed account value may decline by more than the buffer or floor percentage. If the Return Lock feature is exercised, no indexed interest will be credited to the indexed account at the end of the interest term. If the contract is being funded with multiple purchase payments (e.g., 1035 exchanges) funds will be held and the contract will not be issued until all purchase payments have been received. Interest is not credited between the dates the purchase payments are received and the date the contract is issued. The performance of an index does not reflect the payment or reinvestment of dividends. It is not possible to invest in an index. Symetra reserves the right to add, remove or replace any indexes or crediting methods subject to applicable regulatory approval. A fixed interest rate that is reset at the end of each one-year interest term. The rate will never be less than the guaranteed minimum interest rate stated in your contract. Subsequent indexed interest caps may be higher or lower than the initial indexed interest cap, but they will never be less th an the guaranteed minimum indexed interest cap stated in the contract. The “buffer” indexed account option provides downside protection against the first 10% of any index loss. The indexed interest account will experience a loss if the index declines more than 10% in an interest term. This option provides limited protection against negative index performance. The “floor” indexed interest option provides downside protection against index declines of more than 10% in any interest term. Any losses to the indexed account in an interest term will be limited to 10%. This option provides limited protection against negative index performance. Withdrawals may be subject to federal income taxes, and a 10% IRS early withdrawal tax penalty may also apply for amounts taken prior to age 59½. Please consult your attorney or tax advisor for more information. Tax-qualified contracts such as IRAs, 401(k)s, etc., are tax-deferred regardless of whether or not they are funded with an annuity. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax-deferred treatment of earnings beyond the tax-qualified plan or program itself. However, annuities do provide other features and benefits such as death benefits and income payment options SYMETRA LIFE INSURANCE COMPANY (“Symetra”) has filed a registration statement (including a prospectus) with the SEC for Symetra Trek. For more complete information about Symetra and Symetra Trek, you should read the prospectus and other documents Symetra has filed with the SEC before purchasing. These documents are available for free by visiting EDGAR at www.sec.gov. Alternatively, Symetra or your registered representative will provide the prospectus by request. Contact Symetra toll-free at 1-866-532-1357. Symetra Trek is a long-term investment designed for retirement purposes. It has limitations, exclusions, charges, termination provisions and terms for keeping it in force. There is a risk of substantial loss of principal. Please refer to the prospectus for more details. This is not a complete description of Symetra Trek Registered Indexed Annuity. For a complete description, please ask your registered representative for a copy of the prospectus. This material must be accompanied by a prospectus.

The "S&P 500 Index" is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”), and has been licensed for use by Symetra Life Insurance Company (“Symetra”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Symetra. Symetra’s products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Index. The Product has been developed solely by Symetra Life Insurance Company and is not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies. All rights in the “Russell 2000® Index” (the “Index”) vest in the relevant LSE Group company which owns the Index. “Russell®”, “FTSE Russell®”, and “Russell 2000® Index” are trademarks of the relevant LSE Group company and are used by any other LSE Group company under license. The Index is calculated by or on behalf of LSE Group or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Product. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Product or the suitability of the Index for the purpose to which it is being put by Symetra Life Insurance Company. The Product is not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). The LSE Group does not accept any liability whatsoever to any person arising out of the use of the Product or the underlying data. Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®,are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by Symetra Life Insurance Company. The Product(s) have not been passed on by the Corporations as to their legality or suitability. The Product(s) are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S). The Product referred to herein is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to any such Product or any index on which such Product is based. The Product contract contains a more detailed description of the limited relationship MSCI has with Symetra Life Insurance Company and any relation Products. The PIMCO Equity Fusion Index™ (the "Index") is an equity index that allocates to exchange-traded funds tracking four major equity markets: U.S. large- capitalization equities, U.S. small-capitalization equities, technology-focused equities, and emerging market equities. On a quarterly basis, the index adjusts its allocation to the Constituents according to a predefined set of rules based on contrarian signals. The Index is a trademark of Pacific Investment Management Company LLC ("PIMCO") and has been licensed for use by Symetra Life Insurance Company (“Symetra”) in connection with the annuity. The Index is the exclusive property of PIMCO and is made and compiled without regard to the needs, including, but not limited to, the suitability needs, of Symetra, the annuity, or owners of the annuity. The annuity is not sold, sponsored, endorsed or promoted by PIMCO or any other party involved in, or related to, making or compiling the Index. PIMCO does not provide investment advice to Symetra Life Insurance Company with respect to the annuity or to owners of the annuity. Neither PIMCO nor any other party involved in, or related to, making or compiling the Index has any obligation to continue to provide the Index to Symetra with respect to the annuity. Neither PIMCO nor any other party involved in, or related to, making or compiling the Index makes any representation regarding the Index, Index information, performance, annuities generally or the annuity particularly. PIMCO disclaims all warranties, express or implied, including all warranties of merchantability or fitness for a particular purpose or use. PIMCO shall have no responsibility or liability with respect to the annuity. The Index is comprised of a number of constituents, some of which are owned by entities other than PIMCO. The Index replies on a variety of publicly available data and information and licensable equity and fixed income sub-indices. All disclaimers referenced in the Agreement relative to PIMCO also apply separately to those entities that are owners of the constituents of the Index. SPDR® S&P 500® ETF Trust (SPY ETF), IWM (iShares Russell 2000 ETF), QQQ (Invesco QQQ Trust Series 1) and EEM (iShares MSCI Emerging Markets ETF) are each a constituent of the PIMCO Equity Fusion Index™. S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Symetra Life Insurance Company Services LLC (S&P), iShares® is a registered trademark of BlackRock Fund Advisors or BlackRock, Inc. and its subsidiaries, and “Russell” and Russell 777 108th Avenue NE, Suite 1200 ® Bellevue, WA 98004-5135 2000 are registered trademarks of FTSE Russell, each an “ETF Trademark Owner” and collectively, the “ETF Trademark Owners”. The PIMCO Equity www.symetra.com Fusion Index is not sponsored, endorsed, sold, or promoted by any of the ETF Trademark Owners. The ETF Trademark Owners make no Symetra® is a registered service mark of Symetra Life representations or warranties to the owners of products utilizing the PIMCO Equity Fusion Index or any member of the public regarding the advisability of Insurance Company. Symetra TrekSM is a service mark of Symetra Life purchasing a product utilizing the PIMCO Equity Fusion Index. None of the ETF Trademark Owners has any obligation or liability in connection with the Insurance Company. operation, marketing, trading or sale of the PIMCO Equity Fusion Index.